Exhibit 99.21

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended January 31, 2011

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) is dated as of March 10, 2011 and should be read in conjunction with Coastal Contacts Inc.’s (the “Company”, “our”, “we”, “us”, “Coastal” or “Coastal Contacts”) unaudited interim consolidated financial statements and notes thereto for the three months ended January 31, 2011. We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and use Canadian dollars as our reporting currency.

Forward-looking statements

All statements made in this management’s discussion and analysis, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements. Examples of such forward-looking statements within this document include statements relating to: our perception of the contact lens industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products, or the terms under which we may procure our products; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and timely ship orders, ability to achieve greater marketing efficiency or similar statements; our ability to increase production capacity; our plans for capital expenditure plans; our relationships with suppliers, our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and our perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking statements or information contained in this MD&A include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favourable manner; that we will have sufficient capital to continue making investments in advertising, inventory, equipment and personnel to support our business and new product lines, including our eyeglasses business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with regulatory requirements in British Columbia, Canada, North America, Europe, Asia Pacific and other jurisdictions; that we will successfully defend any legal action brought against us; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel. The foregoing list of assumptions is not exhaustive.

Persons reading this MD&A are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; our ability to implement our business strategies; competition; limited suppliers; inventory risk; disruption in our distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products we sell; competition and dependence on the internet and other risks detailed in our filings with the Canadian and Swedish securities regulatory authorities. Reference should be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 28, 2011, which is available on SEDAR at www.sedar.com., for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this MD&A and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.

Overview

Coastal Contacts is the world’s leading online retailer of contact lenses, eyeglasses, sunglasses and vision care accessories. We serve our international customers from our distribution centres in North America and Europe. Our value proposition delivers savings and convenience to our customers.

We launched our business in the year 2000 retailing contact lenses online. In 2004, we completed an initial public offering of shares in Canada. From 2004 to 2008 we targeted a significant portion of our marketing investments in various international markets and acquired several businesses in Europe and Asia as part of our strategy to establish a globally diversified business platform.

We have built a diversified international base of more than 2.9 million vision corrected customers and the largest market share of any online optical retailer in many key markets. We have grown our business to approximately 1.7 million orders shipped and $158 million in sales in the twelve months ended January 31, 2011, by focusing on award winning customer service, delivering superior customer value, fast and reliable delivery, and building strong brands.

During the first quarter of the 2011 fiscal year, we increased sales by 16% compared to the same period in 2010, excluding the effects of foreign currency exchange rate fluctuations. We shipped a total of 454,000 orders, a 31% increase over the same period last year. Approximately 30% of these orders were to new customers with the remaining amount representing reorders. In certain markets we made strategic pricing decisions to acquire more vision corrected customers, particularly in our eyeglasses business, to counteract some of the impact of seasonality that we typically experience in the first quarter of our fiscal year. This contributed to our strategic goals of rapid expansion of the customer base and geographic reach of our eyeglasses business, and utilizing a higher percentage of our manufacturing capacity. We combined these strategies with innovative promotional activities and were satisfied with the positive impact on our business as we shipped to 73,311 new eyeglasses customers.

During the first quarter of the 2011 fiscal year, we continued to expand the eyeglasses business we launched in fiscal 2008 and have been pleased with the results. Eyeglasses sales in the first quarter of 2011 totaled $6.3 million, a 65% increase over the same period last year. We shipped a total of 105,589 pairs of eyeglasses in the quarter and ended the quarter with approximately $1 million of eyeglasses orders which had not yet shipped.

During the quarter we invested approximately $4 million in our growing eyeglasses business on related capital expenditures, eyeglasses advertising, warehouse personnel to support our customer acquisition promotions and related costs. In addition, we increased the size and breadth of eyeglasses inventories and improved the functionality of our websites in response to the demand we are experiencing. During the first quarter of 2011 we hired 50 new employees in our warehouse and customer service facilities and we now stock over 1,200 eyeglasses frame styles. We expect to continue to invest in inventory, capital equipment and personnel to address the direct-to-consumer eyeglasses segment in future periods.

Results of Operations — for the three months ended January 31, 2011 compared to the three months ended January 31, 2010

	Three months ended January 31,
($000’s)	2011	2010
Sales	$40,612	$35,908
Gross profit	11,506	10,311
Income (loss) before taxes	(3,121)	781
Net income (loss)	(2,429)	750
Adjusted EBITDA(1)	$280	$1,678

Sales increased by $4.7 million or 13.1% to $40.6 million (454,337 orders shipped) in the three months ended January 31, 2011 compared to $35.9 million (347,051 orders shipped) during the same period in 2010. Excluding the impact of foreign exchange, our sales grew by 16%. More specifically, sales grew 31% due to an increase in shipped orders, decreased 15% due to a decrease in our average revenue per order, exclusive of foreign exchange and decreased 3% as a result of foreign currency exchange rates. Contact lens sales grew in the first quarter of 2011 by 7% compared to the same period last year. Our eyeglasses business contributed $6.3 million of sales during the first quarter of the 2011 fiscal year, a 64% increase compared to the $3.8 million in sales in the first quarter of 2010, with the majority of the sales growth occurring in North America.

Our eyeglasses shipments grew 107% in the first quarter of 2011, as compared to the same period last year, with a significant number of our orders coming from low average order size promotional offers used to acquire new customers. We shipped a total of 105,589 pairs of eyeglasses and added 73,311 new eyeglasses customers to our growing database in the first quarter of 2011. We experienced strong order and sales growth in the United States, Canada, and other geographies and in our online eyeglasses business. In particular, during the first quarter of 2011, we grew glasses sales in the United States by 68%, and the number of eyeglasses we sold grew 275%, compared to the same period last year, while glasses sales in Canada increased 59% compared to the same period last year. Our experience to date indicates that a significant portion of the customers acquired through our low average order size promotions will return in future periods and purchase at higher average order sizes and profit margins.

(1) Adjusted EBITDA is a non-GAAP measure that does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures

Gross profit increased to $11.5 million in the three months ended January 31, 2011 from $10.3 million during the same period in 2010. As a percentage of sales, gross profit was relatively consistent in the quarter ended January 31, 2011 as compared to the first quarter of fiscal 2010. Our gross profit as a percentage of sales decreased due to planned promotions to encourage market adoption of our eyeglasses business, strategic pricing decisions in some of our markets, and the decline in the Euro relative to the Swedish Krona. These impacts were offset by retail price increases, the contribution of eyeglasses sales at regular retail pricing, and improvements in product cost in some of our markets. Cost of sales also grew as we added staff in our eyeglasses laboratory and customer service facilities to support higher eyeglasses sales volumes.

Advertising expenses increased to $5.6 million or 14% of sales in the first three months of 2011, compared to $4.0 million or 11% of sales in the first three months of the last fiscal year. We increased our advertising particularly in the eyeglasses segment. Additionally, we increased our advertising investments in certain European markets to test the effectiveness of new advertising initiatives. We are measuring the effectiveness of these initiatives and expect European marketing investments to return to lower levels in future periods.

During the three months ended January 31, 2011, selling, general and administrative (“SG&A”) expenses increased to 14% of sales, excluding one-time European management change costs, compared to 13% of sales in the first quarter of 2010. During the quarter we expanded our information technology, consultancy and marketing staff investments to support our eyeglasses offering and our European business. Included in our first quarter 2011 SG&A, we incurred $2.3 million in one-time professional fees and accrued severance costs in relation to management changes in our European business. Subsequent to the end of the first quarter of 2011, a labour arbitrator in Sweden ruled that the former CEO of our European subsidiary is eligible for severance payments under his employment contract. Consequently we have estimated and accrued for costs associated with this and other similar proceedings for which judgments have not yet been rendered in our first quarter 2011 financial statements. There were no such costs recorded in the same period in 2010.

Amortization for the fiscal quarter ended January 31, 2011 decreased to $0.6 million from $0.7 million in the same period in 2010.

We recorded a $0.7 million income tax recovery in the first quarter of 2011 compared to $0.03 million expense to the same period of 2010. Our taxable European business unit recorded a pretax loss in the period, predominantly in association with our management change costs, which is recoverable in Sweden.

Liquidity and Capital Resources

At January 31, 2011 we had cash and cash equivalents of $11.7 million, as compared to cash and cash equivalents of $18.3 million at October 31, 2010.

Cash used in operations was $4.8 million during the first fiscal quarter of 2011. We grew our inventories by $3.6 million, predominantly in eyeglasses to support our growing eyeglasses order and sales volumes and our prepaid expenses grew $1.2 million, largely as a result of a prepayment on eyeglasses manufacturing equipment scheduled for delivery in the second quarter of 2011 and prepayments to suppliers of inventory. Our accounts payable and accrued liabilities grew $2.3 million predominantly in relation to our accrued one time management change expenses. We expect cash flows from changes in working capital to vary from quarter to quarter as our business changes and due to the timing of ordinary course receipts and payments.

Cash used for investing activities was $0.7 million for the first quarter of 2011, compared to cash used of $0.05 million in the same quarter of 2010. Our capital expenditures reflect investments in eyeglasses equipment and tenant improvements as we expand our growing eyeglasses facility. Certain of these additions were financed through capital leases. We expect to continue to make capital expenditures to support our information technology infrastructure and our eyeglasses manufacturing operations over the remainder of fiscal 2011.

We used $0.7 million in the first quarter of 2011 to purchase and retire 397,700 shares of our common stock at an average price of $1.73 pursuant to our Normal Course Issuer Bid (NCIB), which expires on January 10, 2012. We are able to purchase 2,950,691 common shares pursuant to the NCIB over the remainder of the 2011 calendar year. We also used $2.3 million in the first quarter of 2011 to finance the October 29, 2010 purchase and retirement of 1,475,000 shares of our common stock at an average price of $1.57 pursuant to a previous NCIB. This amount was recorded as accounts payable as at the end of the fourth quarter of 2010. In the first quarter of 2011 we drew $1.5 million from our operating credit line to support working capital.

We believe that existing available cash, operating loan facilities, available credit under capital lease facilities, and operational cash flow will be sufficient to support our capital expansion plans, stock purchases and operations through to the end of fiscal 2011. We are actively expanding our product offerings, assessing strategic opportunities, and considering strategic acquisitions. We may seek additional sources of funds for accelerated growth, acquisitions of companies or assets or other activities, and there can be no assurance that such funds will be available on satisfactory terms or at all. Failure to obtain such financing could delay or prevent our planned growth, which could adversely affect our business, financial condition and results of operations.

Critical Accounting Estimates

Coastal prepares its consolidated financial statements in accordance with Canadian GAAP. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of sales and expenses during the reporting period. Estimates are based upon historical experience and other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an on-going basis and form the basis for making decisions regarding the carrying value of assets and liabilities and the reported amount of sales and expenses. Actual results may differ from these estimates under different assumptions.

There were no changes in our critical accounting estimates from those disclosed in our MD&A for the fiscal year ended October 31, 2010.

Future Accounting Policies

Consolidated Financial Statements

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests. These Sections replace Section 1600, Consolidated Financial Statements.

Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for the accounting of non-controlling interests in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections will apply to Coastal’s financial statements beginning on November 1, 2011. Coastal is currently evaluating the implications of these new Sections on the consolidated financial statements.

Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations. This Section replaces Section 1581, Business Combinations. Section 1582 establishes standards for the recognition of business combination. This Section will apply to Coastal’s financial statements beginning on November 1, 2011. Coastal is currently evaluating the implications of this new Section on the consolidated financial statements.

Transition to International Financial Reporting Standards

In accordance with the Canadian Institute of Chartered Accountants Accounting Standards Board (AcSB), Canadian publicly accountable enterprises will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS). This changeover to IFRS from Canadian GAAP will apply to the Coastal’s financial statements for the year beginning on November 1, 2011. Coastal will undertake the appropriate measures to ensure compliance with these new standards by the prescribed adoption date. Coastal is currently assessing the implications of these standards on the consolidated financial statements.

Common Shares

As at March 10, 2011, we had 55,094,971 common shares and 5,256,500 share purchase options outstanding.

Quarterly Financial Information

(in $000’s, except per share amounts)

Quarter	Jan. 31,	Oct. 31,	July 31,	Apr. 30,	Jan. 31,	Oct. 31,	July 31,	Apr. 30,
ended	2011	2010	2010	2010	2010	2009	2009	2009

Sales	$40,612	$40,485	$39,455	$37,318	$35,908	$37,716	$37,511	$33,301

Adjusted EBITDA	280	2,017	2,315	1,773	1,678	2,828	1,967	1,387

Foreign exchange (gain) loss	157	(173)	(5)	293	(18)	(121)	252	(39)

Management change costs and listing costs	2,335	273	915	596	—	906	—	—

Net earnings (loss)	(2,429)	1,441	529	382	750	648	603	528

Weighted average # of shares — basic (000’s)	55,417	56,816	56,982	56,962	56,902	56,902	57,057	57,975

Weighted average # of shares —basic (000’s)	55,417	57,878	57,964	58,324	58,502	57,705	57,374	57,988

Basic earnings (loss) per share	(0.04)	0.03	0.01	0.01	0.01	0.01	0.01	0.01

Diluted earnings (loss) per share	(0.04)	0.02	0.01	0.01	0.01	0.01	0.01	0.01

Seasonality may impact our sales distribution throughout the year. Our sales are generally stronger during the spring, summer and fall months. Our industry generally experiences lower sales and profits during the holiday season as customers choose to divert discretionary funds towards holiday purchases.

(1) Adjusted EBITDA is a non-GAAP measure that does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures

Related Party Transactions

As at January 31, 2011, there were four promissory notes outstanding, ranging in value from $0.01 million to $0.1 million and totaling $0.16 million. Accumulated interest totals $0.05 million. These loans are payable on demand and bear interest at a rate of 5% per annum. The debtors are personally liable for the amounts owed. Coastal did not have any loans outstanding to its Chief Executive Officer, its Chief Financial Officer or any of its directors at January 31, 2011.

Contingent Liability

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our on-going operating results, liquidity or financial position. This includes certain legal actions by former employees for which an amount has been accrued as at January 31, 2011.

Off-Balance Sheet Arrangements

Coastal does not have any off-balance sheet arrangements as defined by applicable securities regulations in Canada at January 31, 2011 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Critical Suppliers

We currently purchase significant amounts of inventory from a limited number of major suppliers. We believe that alternative suppliers are available should those suppliers refuse or be unable to provide us with products.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

During the first quarter of 2011, management did not make changes to its system of internal controls that materially affect internal controls over financial reporting.

Supplemental Non-GAAP Measures and Definitions

Our reorder rate is defined as the percentage of orders in the quarter shipped to customers that we estimate have ordered from us in the past.

We report our results in accordance with Canadian GAAP, however, we present Adjusted EBITDA as we believe that our investors may use these figures to make more informed investment decisions about us.

Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable GAAP measure, net earnings, primarily because it does not include interest, income taxes, amortization and share-based compensation expense foreign exchange gain or loss and management change costs.

The following table provides a reconciliation of net income to Adjusted EBITDA:

	For the three months ended January 31,
($000’s)	2011	2010
Net earnings (loss)	$(2,429)	$750
Amortization	624	681
Interest expense, net	61	14
Income tax expense (recovery)	(692)	31
Share-based compensation	224	220
Foreign exchange (gain) loss	157	(18)
Management change cost	2,335	—
Adjusted EBITDA	$280	$1,678

Additional Information

Additional information relating to Coastal, including Coastal’s most recently filed annual information form, dated January 28, 2011, can be found on SEDAR at www.sedar.com.